SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        ---------------------------------

                                 Schedule 14D-9
                                (Amendment No. 1)

                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                            (Name of Subject Company)

                  1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Carolyn Tiffany
              Winthrop Financial Associates, A Limited Partnership
                           7 Bulfinch Place, Suite 500
                                  P.O. Box 9507
                           Boston, Massachusetts 02114
                                 (617) 570-4600

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

      This Amendment No. 1 amends the Schedule 14D-9 filed by 1999 Broadway Associates Limited Partnership (the "Partnership"), on May 9, 2005 relating to the tender offer by Equity Resource Dover Fund Limited Partnership ("Equity Resource"), to purchase up to 50 Units at a purchase price of $10,000 per Unit, pursuant to the terms and conditions of an Offer to Purchase dated April 20, 2005, as amended on May 5, 2005, and the related Letter of Transmittal (together, the "Equity Resource Offer"). The Equity Resource Offer is being made pursuant to a tender offer statement on Schedule TO dated April 20, 2005.

      Item 4 of the Partnership's Schedule 14D-9 is amended to add additional information relating to the reasoning for the Partnership's position that limited partners not tender their interest in the Equity Resource Offer. In this regard, Item 4 is amended to read in its entirety as follows:

ITEM 4. The Solicitation or Recommendation

            The Partnership's asset is a class A 42-story office building in downtown Denver, Colorado. The offer price when added to the property debt obligations generates a gross value of the Partnership of approximately $61.7 million or $112 per square foot, assuming no cash reserves. The Partnership's management monitors the applicable cap rates and other factors that generally determine real estate office building sale prices in the Denver, Colorado market as well as comparable sales of real property. In addition, the Partnership is considering marketing its property for sale and, in this regard, has received indication from local real estate brokers that the ultimate price that could be achieved would be not less than $65 million which, if sold would generate a per unit distribution in excess of $10,000 per unit. There can be no assurance, however, that the property could be sold for at least $65 million. Further, it is always possible that one or more favorable or unfavorable circumstances could occur that will effect the price ultimately received for the property. Based on the foregoing, the Partnership's management believes that the net purchase price, when added to current reserves would generate a per Unit distribution greater than the purchase price. Accordingly, the Partnership recommends against accepting the Equity Resource Offer. However, each limited partner is encouraged to consult with his or her own financial advisor in determining whether to tender his or her Units in the Equity Resource Offer.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 16, 2005


                                    1999 BROADWAY ASSOCIATES LIMITED PARTNERSHIP

                                    By: Winthrop Financial Associates,
                                        A Limited Partnership
                                        General Partner


                                        By: /s/ Peter Braverman
                                            -----------------------
                                            Peter Braverman
                                            Executive Vice President